UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-34929

                  SodaStream International Ltd.
(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 70100, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) is filing this Form 6-K pursuant to a new practice being implemented by the Company to disclose open market purchases of its ordinary shares by its Chief Executive Officer and Chief Financial Officer. Open market sales of the Company’s ordinary shares by its executive officers, including its Chief Executive Officer and Chief Financial Officer, are subject to the requirement to file a Form 144 with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, the Company will not file a Form 6-K to announce open market sales of its ordinary shares by these executive officers for so long as they are required to file a Form 144 with respect to such sales and the Company is satisfied that such filings are sufficient to inform the market of such sales. The Company reserves the right to revise this practice in the future and will announce any material revisions to its practices on a Form 6-K.

Pursuant to the foregoing, on August 26, 2015, Daniel Birnbaum, the Chief Executive Officer and a director of the Company, purchased 30,000 ordinary shares of the Company in open market transactions at a price per share of $13.95. Mr. Birnbaum owns a total of 143,420 ordinary shares of the Company following this purchase and other previous open market purchases. This amount does not include options to purchase ordinary shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: August 28, 2015	By: /s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: Head of Legal Department